XCHANGE COMMISSION
D.C. 20549

AB

Vf 3-12-02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

02019677

PAGE

of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8- 50727

REPORT FOR THE PERIOD BEGINNING 07/01/01 AND ENDING 12/31/01
MM / DD / YY MM / DD / YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
NN! marketaxess Corp.
FN! Trading Edge, Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

140 Broadway, 42 Floor
(No. and Street)

SEC MAIL PROCESSING RECEIVED
MAR 04 2002
143
WASH. D.C. SECTION

New York, New York 10005-1101
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James N.B. Rucker (212) 813-6383
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Pricewaterhouse Coopers LLP

(ADDRESS) 1177 Avenue of the Americas New York, New York 10036
Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (1-74)

Vf 3-21-02

OATH OR AFFIRMATION

I, James N.B. Rucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ~~Trading Edge, Inc.~~, as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

Head of Operations & Finance
Title

SUSAN A. KACHURA
Notary Public, State of New York
No. 01KA5074829
Qualified in Kings County
Commission Expires 3/24/03

____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (loss)
- [ ] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

**Report of Independent Accountants
on Internal Control Required
by SEC Rule 17a-5**

To the Board of Directors and
Shareholder of Trading Edge, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Trading Edge, Inc. (the "Company") for the six months ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 15, 2002

Trading Edge, Inc.

(a wholly-owned subsidiary of MarketAxess Inc.)
Statement of Financial Condition
December 31, 2001

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and
Shareholder of Trading Edge, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Trading Edge, Inc. (a wholly owned subsidiary of MarketAxess Inc.) at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 15, 2002

Trading Edge, Inc.
(a wholly-owned subsidiary of MarketAxess Inc.)
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 1,749,588
Short-term investments, at market value	13,418,926
Accounts receivable	132,222
Prepaid expenses	351,463
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $4,593,357	4,000,107
Software development costs, net of amortization of $573,401	832,603
Deposits with clearing brokers and rental deposits	3,181,644
Other assets	666,601
Total	$ 24,333,154
Liabilities and Shareholder's Equity	
Liabilities	
Accounts payable, accrued expenses, and other liabilities	$ 1,511,694
Shareholder's equity	22,821,460
Total	$ 24,333,154

The accompanying notes are an integral part of this financial statement.

1. **Organization and Principal Business Activity**

Trading Edge, Inc. (the "Company") a Delaware company incorporated on September 12, 1997, operates an internet-based electronic trading system ("BondLink") for financial institutions and broker-dealers to trade High-Yield, Emerging Markets, and Convertible bonds. The Company is a wholly owned subsidiary of MarketAxess Inc. ("MarketAxess"). In 2001, the Company changed its year end from June 30 to December 31.

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

2. **Significant Accounting Policies**

Accounting developments
In June 2001 the FASB issued SFAS 141, "Business Combinations" ("SFAS 141"), which revises the financial accounting and reporting for business combinations, and SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which revises the financial accounting and reporting for goodwill and other intangible assets. The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001 as well as business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001 or later. This had no effect on the Company.

SFAS 142 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Goodwill and intangible assets that have indefinite useful lives no longer will be amortized but will be tested at least annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives. The provisions of SFAS 142 are required to be adopted January 1, 2002. Impairment losses that arise due to the initial application of SFAS 142 are required to be reported as a change in accounting principle. The Company has determined that the adoption of SFAS 142 will not result in an impairment of goodwill.

Use of estimates
The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include cash and money market funds maintained at major U.S. banks. The Company defines cash equivalents as short-term interest bearing investments with maturities at time of purchase of three months or less.

Short-term investments
At December 31, 2001, short-term investments consists of U.S. government obligations and certificates of deposits with maturities at the time of purchase of less than one year, which are reported at fair value.

Depreciation and amortization
Fixed assets are carried at cost less accumulated depreciation and amortization. The Company uses the straight-line method of depreciation and depreciates assets over a useful life of three years.

Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvement or the remaining term of the lease. The amortization begins at the time the property is occupied.

Deposits with clearing brokers and rental deposits
Deposits with clearing brokers and rental deposits include $1,568,006 with clearing brokers and $1,613,638 with various landlords that the Company has leases with.

Software development costs
The Company capitalizes certain costs associated with the acquisition or development of internal use software and includes the costs in software development costs at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. Software costs include the cost of software tools and licenses used in the development of the Company's systems, as well as payroll and consulting costs. Once the software is ready for its intended use, the Company amortizes these costs on a straight-line basis over three years.

Warrants
Prior to its acquisition by MarketAxess, the Company issued performance warrants to strategic partners. The Company accounts for the warrants in accordance wit SFAS 123, "Accounting for Stock-Based Compensation".

Income taxes
In accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," the Company recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

Credit risk
The Company operates an Internet-based electronic trading system for financial institutions and broker-dealers. The Company executes trades on a riskless principal basis that are cleared and settled by independent clearing brokers. The Company is therefore exposed to risk in the event a contra-party does not fulfill its obligation to complete the transaction. The Company uses various procedures to manage credit exposure, including a review of the credit standing and the establishment of credit limits for each contra-party.

Goodwill
The Company amortizes goodwill and intangible assets over a period of three years. The estimated value of these assets will be periodically reevaluated.

3. Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2001, the Company had net capital of $13,089,202 which exceeded required net capital of $100,780 by $12,988,422. The Company's ratio of aggregate indebtedness to net capital was .12 to 1.

The Company is exempt from SEC Rule 15c3-3 as it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, promptly transmits all customer funds and securities to the clearing brokers and dealers, and does not otherwise hold funds or securities of customers.

4. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements, net, are comprised of the following at December 31, 2001:

Computer and related equipment	$ 3,504,952
Office hardware	2,495,388
Furniture and fixtures	778,218
Accumulated depreciation	(4,252,942)
Total furniture and equipment, net	2,525,616
Leasehold improvements	1,814,906
Accumulated amortization	(340,415)
Total leasehold improvements, net	1,474,491
Total furniture, equipment, and leasehold improvements, net	$ 4,000,107

5. Software development costs

Software development costs, net, are comprised of the following at December 31, 2001:

Software development costs	$ 1,406,004
Accumulated amortization	(573,401)
Total software development costs, net	$ 832,603

During the period, the Company elected to terminate its municipal bond trading platform resulting in a reduction in the unamortized capitalized software development costs of $1,831,676.

6. Equity

Warrants

The Company has entered into warrant agreements with a participating dealer to purchase up to 1,660,000 shares of the Company's stock, three separate entities to purchase up to 400,000 shares

each of the Company's stock, and two entities to purchase up to 2,748,480 shares of the Company's stock. The number of shares to be purchased under the warrant agreements with each entity is dependent on the amount of volume traded on the Company's BondLink system by that entity. As a result of the purchase of the Company by MarketAxess, the warrants that had not expired as of the merger date were automatically converted into warrants to purchase shares of MarketAxess. As of December 31, 2001, the three entities eligible to purchase up to 400,000 shares had earned a total of 161,127 warrants on Trading Edge, Inc. which is equivalent to warrants to purchase 23,900 common shares of MarketAxess. As provided by the terms of the warrant agreements, these entities did not meet required trading requirements during the specified periods for the remaining warrants. The unexercised warrants issued were automatically converted into MarketAxess warrants in conjunction with the Company's acquisition. The warrants given to the two entities to purchase up to 2,748,480 shares of the Company's stock that had not expired as of the merger date were automatically converted into warrants to purchase shares of MarketAxess. For the period ended December 31, 2001 there was no expense arising from these warrants incurred by the Company because the volume thresholds had not been met.

7. Income Taxes

The Company has not provided for income taxes due to its net operating loss position. As of December 31, 2001, the Company had a gross deferred tax asset of approximately $25,378,179, reduced to a net deferred tax asset of zero by a valuation allowance. In establishing the valuation allowance, the Company has determined it is more likely than not that its gross deferred tax asset will not be realized as the Company does not have a history of profitability. The Company had a net operating loss carryforward at December 31, 2001, of approximately $60,451,261, which will begin to expire in 2017.

As a result of the merger, the Company had an "ownership change" within the meaning of Section 382 of the Internal Revenue Code. As a result of Section 382 and other pertinent tax provisions, the utilization of the net operating loss carryforwards existing at the date of the ownership change are subject to significant limitations.

8. Related Parties

As of and for the six months ended December 31, 2001, the Company had the following balances and transactions with related parties that include MarketAxess' shareholders and warrant holders:

Cash and cash equivalents	$ 1,739,493

Interest rates earned on the money market funds and short-term investments are comparable to rates offered to third parties.

9. Commitments and Contingencies

At December 31, 2001, the Company is contingently obligated for a letter of credit deposited with a landlord for office space. This letter of credit is collateralized with a certificate of deposit for $400,000 which is included in short-term investments on the Statement of Financial Condition (see Note 2). Such cash is restricted and my not be withdrawn so long as the letter of credit is outstanding.

The Company leases its offices and equipment under noncancelable lease agreements expiring at various dates through 2010. Occupancy leases are subject to escalation based on certain costs incurred by the landlord.

Minimum rentals under such leases are as follows:

Year Ending December 31,	Minimum Rentals
2002	$ 1,494,778
2003	1,497,199
2004	1,386,777
2005	1,126,872
2006	1,126,872
Thereafter	3,568,428

The Company entered into a sublease for one of its properties on July 1, 2001 which will continue through October 31, 2004.

10. Savings and Retirement Plans

The Company offers its employees the opportunity to invest in a defined contribution 401(k) plan (the "401(k) Plan"). The 401(k) Plan is available to all full time employees of the Company. The Company made no contributions to the 401(k) Plan for the year ended December 31, 2001.

11. Subsequent Event

On February 28, 2002, MarketAxess intends to combine its operations into the operations of the Company, and change the name of the combined company to MarketAxess Corporation. As a result of this transaction, MarketAxess will transfer all assets and liabilities that are related to its brokerage operations to MarketAxess Corporation.